Exhibit  21.1

List of Subsidiaries

Castellum, Inc.

Subsidiary Name	State of Organization	Percentage Owned

Corvus Consulting, LLC	Virginia	100%
Mainnerve Federal Services, Inc. (MFSI)	Delaware	100%
Merrison Technologies, LLC (Merrison)	Virginia	100%
Specialty Systems, Inc. (SSI)	New Jersey	100%
Global Technology and Management Resources, Inc.	Maryland	100%